Exhibit (a)(1)(A)

One Grand Central Place, Suite 4600

New York, New York 10165

January 11, 2018

To the Holders of the Series W Warrants (Trading Symbol PAVMW):

This letter is to inform you that PAVmed Inc. (the “Company”) is offering to holders of its warrants to purchase 10,567,845 shares of common stock issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO, each with an exercise price of $5.00 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Series W Warrants”), the opportunity to exercise their Series W Warrants at a temporarily reduced cash exercise price of $2.00 per share of common stock, upon the terms set forth in the enclosed Offer to Exercise Warrants to Purchase Common Stock dated as of January 11, 2018 (the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

The Company is exercising its discretion in accordance with the warrant agreement that governs the Series W Warrants to temporarily reduce the exercise price of the Series W Warrants to $2.00 per share for the period that begins on January 11, 2018, which is the date the materials relating to this Offer to Exercise are first being sent to the holders of the Series W Warrants, and ends at 11:59 p.m. (Eastern Time) on February 8, 2018, as the same may be extended by the Company in its sole discretion (the “Expiration Date”).

The purpose of the Offer to Exercise is to encourage the exercise of the Series W Warrants by temporarily reducing the exercise price, which will provide funds to the Company for working capital and for general corporate purposes.  If all of the outstanding Series W Warrants are exercised for cash, the Company would receive gross proceeds of $21,135,690 from such exercises.

The Company expects to conduct a rights offering promptly following the expiration of this Offer to Exercise (the “Rights Offering”). In the Rights Offering, the Company will issue as a dividend to its stockholders one transferrable right for each share of the Company’s common stock outstanding. Each right will entitle its holder to purchase one unit, comprised one share of common stock and one Series Z Warrant. Each Series Z Warrant will entitle its holder to purchase one share of common stock. To the extent holders of Series W Warrants exercise their warrants in this Offer to Exercise, such holders will receive rights in the Rights Offering with respect to the shares of common stock received upon exercise.

The enclosed Offer to Exercise, together with the Election to Participate and Exercise Series W Warrants and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Exercise, including important conditions to the Offer to Exercise and instructions as to how you can participate and exercise your Series W Warrants. You should read all of the Offering Materials carefully before you decide whether to exercise any of your Series W Warrants. Among other conditions, the Offer to Exercise is subject to the condition that the Company has in place an effective registration statement under the Securities Act of 1933, as amended, for the purpose of registering the exercise of 2,232,965 of the outstanding Series W Warrants at the reduced cash exercise price of $2.00 per share and the shares issuable upon such exercise having been registered or qualified or deemed to be exempt from registration under the securities laws of the state of residence of the holder of the warrant. The Company will rely on the exemption from registration provided by Section 4(a)(2) of the Securities Act for the exercise of the remaining 8,334,880 of the outstanding Series W Warrants, which were issued in private placements.

You may elect to participate in the Offer to Exercise with respect to some, all, or none of your Series W Warrants. If you choose not to participate in the Offer to Exercise, your original Series W Warrants will remain in effect, with an exercise price of $5.00 per share.

In order to participate in the Offer to Exercise and exercise your Series W Warrants to receive the number of shares of Company common stock issuable therefor at the temporarily reduced exercise price of $2.00 per share, you must deliver, or instruct your broker or other nominee to deliver on your behalf, before the Expiration Date, all of the applicable “Acceptance and Exercise Deliveries” to Continental Stock Transfer & Trust Company (the “Depositary Agent”) on your behalf, as follows:

(i)	if you hold your Series W Warrants in “street name” through a broker or other nominee:

	a.	an Agent’s Message with respect to a book-entry transfer of your Series W Warrants;

	b.	a book-entry confirmation of the transfer of your the Series W Warrants into the Depositary Agent’s account (or, if applicable, follow the procedures for guaranteed delivery described in the Offer to Exercise); and

	c.	a payment in the amount equal to $2.00 per share multiplied by the number of shares of common stock you elect to purchase pursuant to the Series W Warrants, which payment will be made through the nominee who holds your Series W Warrants; or

(ii)	if you are the holder of record of your Series W Warrants:

	a.	a signed copy of the Election to Participate and Exercise Series W Warrants;

	b.	the original copy of your Series W Warrants or an Affidavit of Loss and Indemnification Agreement (or, if applicable, follow the procedures for guaranteed delivery described in the Offer to Exercise); and

	c.	a payment in the amount equal to $2.00 per share multiplied by the number of shares of common stock you elect to purchase pursuant to the Series W Warrants, in the form of a check payable to Continental Stock Transfer & Trust Company as Escrow Agent for PAVmed Inc., or by wire transfer to the Company’s escrow account at the Depositary Agent, as set forth in the Election to Participate and Exercise Series W Warrants; and

(iii)	any other documents required by the Election to Participate and Exercise Series W Warrants.

The Depositary Agent must receive all of the Acceptance and Exercise Deliveries on or before the Expiration Date (except is permitted by the procedures for guaranteed delivery).

If you or your nominee properly tender (and do not validly withdraw) your Series W Warrants and the other Acceptance and Exercise Deliveries on or prior to the Expiration Date, promptly following the Expiration Date, we intend to accept your payment of the exercise price and your other Acceptance and Exercise Deliveries and direct the Depositary Agent to issue and deliver to you the number of shares of Company common stock issuable under your Series W Warrants at the temporarily reduced exercise price of $2.00 per share.

If you change your mind and do not want to participate in the Offer to Exercise, you or your nominee may withdraw your tender of the Series W Warrants at any time prior to the Expiration Date by notifying the Depositary Agent via the procedures described in the Offer to Exercise. In addition, if your Series W Warrants and other Acceptance and Exercise Deliveries have not been accepted by us prior to March 9, 2018, which is the 40th business day from commencement of the Offer to Exercise, you may withdraw your tender after that date. If you properly and timely withdraw, we will promptly (i) return your Series W Warrants, through return of your physical certificate or book-entry transfer to the account of your broker or other nominee, as applicable, and (ii) return the cash paid by you or on your behalf to exercise your Series W Warrant by check or by transfer to the account of your broker or other nominee, without interest thereon or deduction therefrom.

The Offer to Exercise is not being made to, nor will tenders be accepted from or on behalf of, holders of Series W Warrants residing in any jurisdiction in which the making of the Offer to Exercise or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Lishan Aklog, M.D.
Lishan Alkog, M.D.
Chairman & Chief Executive Officer
PAVmed Inc.

Enclosures:

Offer to Exercise

Election to Participate and Exercise Series W Warrants

Notice of Withdrawal

Notice of Guaranteed Delivery

Prospectus relating to Series W Warrants